

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

February 26, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of UNION ACQUISITION CORP., under the Exchange Act of 1934.

- Units, each consisting of one ordinary share, one right and one redeemable warrant

- Ordinary shares, par value $0.0001 per share

- Rights, each exchangeable into one-tenth of one ordinary share

- Redeemable warrants, each exercisable for one ordinary share at an exercise price of $11.50 per share

Sincerely,